    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 4, 1994

                                                      REGISTRATION NO. 33-
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- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     FIRST FINANCIAL MANAGEMENT CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                      GEORGIA                                          58-1107864
           (STATE OR OTHER JURISDICTION                             (I.R.S. EMPLOYER
                 OF INCORPORATION)                               IDENTIFICATION NUMBER)

                         3 CORPORATE SQUARE, SUITE 700
                             ATLANTA, GEORGIA 30329
                                 (404) 321-0120
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                               AGENT FOR SERVICE:
                                F. LOUISE ADAMS
                          SUTHERLAND, ASBILL & BRENNAN
                           999 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA 30309-3996
                                 (404) 853-8204
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

                 PATRICK H. THOMAS                                JOHN D. MORRISON, JR.
       CHAIRMAN OF THE BOARD, PRESIDENT AND                        SHEARMAN & STERLING
              CHIEF EXECUTIVE OFFICER                             599 LEXINGTON AVENUE
      FIRST FINANCIAL MANAGEMENT CORPORATION                    NEW YORK, NEW YORK 10022
           3 CORPORATE SQUARE, SUITE 700
              ATLANTA, GEORGIA 30329

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement, as determined by the Registrant.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. /X/

                        CALCULATION OF REGISTRATION FEE

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                                                                       PROPOSED              PROPOSED
    TITLE OF EACH CLASS OF SECURITIES          AMOUNT TO BE        MAXIMUM OFFERING     MAXIMUM AGGREGATE         AMOUNT OF
             TO BE REGISTERED                   REGISTERED        PRICE PER UNIT(1)     OFFERING PRICE(1)      REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------------------------------
Debt Securities(2)........................                               100%
Convertible Debt Securities(2)............     $1,000,000,000            100%             $1,000,000,000           $344,830
Common Stock, par value $.10 per
  share(3)................................                                --
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

(1) Estimated solely for the purpose of calculating the registration fee. The aggregate public offering price of the Debt Securities, Convertible Debt Securities and Common Stock will not exceed $1,000,000,000.

(2) If any of these securities are issued at an original issue discount, the principal amount being registered will be increased such that the aggregate proceeds will equal $1,000,000,000.

(3) Such indeterminate number of shares of Common Stock as may from time to time be issued at indeterminate prices, including Common Stock issuable upon conversion of the Convertible Debt Securities.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS (Subject to Completion)
Issued November 4, 1994

                                 $1,000,000,000

                                    (LOGO)

                     FIRST FINANCIAL MANAGEMENT CORPORATION

                                DEBT SECURITIES
                          CONVERTIBLE DEBT SECURITIES
                                  COMMON STOCK
                             ---------------------

     The Company may from time to time offer, together or separately, (a) Debt Securities consisting of debentures, notes and/or other unsecured evidences of indebtedness, (b) Debt Securities which are convertible into the Company's Common Stock, $.10 par value ("Common Stock"), and (c) shares of its Common Stock (the Debt Securities (including any that are convertible) and the Common Stock are referred to herein together as the "Securities"). The Securities offered pursuant to this Prospectus may be issued at an aggregate public offering price not to exceed $1,000,000,000 (or the equivalent thereof if any of the Debt Securities are denominated in a currency, currency unit or composite currency ("Currency") other than the U.S. dollar), at prices and on terms to be determined at the time of sale. The accompanying Prospectus Supplement sets forth the terms of any Securities in respect of which this Prospectus is being delivered (i) in the case of Debt Securities, the title, aggregate principal amount, denominations, maturity, interest rate, if any (which may be fixed or variable), and time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any listing on a securities exchange and the initial public offering price, the terms, if any, for conversion of any Debt Securities into the Common Stock, and any other terms in connection with the offering and sale of such Debt Securities, and (ii) in the case of Common Stock, the number of shares of Common Stock and the terms of the offering thereof.

     The Company may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents. Such underwriters may include Morgan Stanley & Co. Incorporated or may be a group of underwriters represented by firms including such firm. Such firm may also act as agent. The accompanying Prospectus Supplement sets forth the names of any underwriters, dealers or agents involved in the sale of any Securities in respect of which this Prospectus is being delivered, the principal amounts or the number of shares, as applicable, if any, to be purchased by underwriters and the applicable commissions or compensation, if any, of such underwriters or agents.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.
                             ---------------------
               THE DATE OF THIS PROSPECTUS IS             , 1994

     NO PERSON IS AUTHORIZED BY THE COMPANY TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. EXCEPT WHERE OTHERWISE INDICATED, THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT SPEAK AS OF THE RESPECTIVE DATE OF SUCH DOCUMENT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

     First Financial Management Corporation ("FFMC") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information filed by FFMC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, where FFMC's Common Stock is listed.

     FFMC has filed with the SEC a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the SEC (File No. 1-10442) pursuant to the Exchange Act are incorporated herein by reference: (1) FFMC's Annual Report on Form 10-K for the year ended December 31, 1993; (2) FFMC's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1994;
(3) FFMC's Current Report on Form 8-K, dated November 4, 1994, reporting the proposed acquisition of Western Union Financial Services, Inc.; and (4) the description of FFMC's Common Stock contained in its Registration Statement on Form 8-A, filed on January 16, 1990, as updated by Item 2, Part II to FFMC's Quarterly Report on Form 10-Q for the quarter ended March 31, 1990 and information contained in Note I to the financial statements included in FFMC's Annual Report on Form 10-K for the year ended December 31, 1993.

     All documents filed by FFMC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other document subsequently filed with the SEC which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     FFMC will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to FFMC, 3 Corporate Square, Suite 700, Atlanta, Georgia 30329, Attention: Randolph L.M. Hutto, Executive Vice President and General Counsel, telephone (404) 321-0120.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

     First Financial Management Corporation ("FFMC" or the "Company") is a national leader in information services, offering a vertically integrated set of data processing, storage and management services and products for the capture, manipulation and distribution of data. FFMC operates in a single business segment and continues to pursue further integration of its services and products to gain competitive advantages. Similarities exist among its integrated businesses in the methods of providing services, in the customers served, and in the marketing activities utilized to obtain new customers. Services include merchant credit card authorization, processing and settlement; check guarantee and verification; debt collection and accounts receivable management; data imaging, micrographics and electronic database management; health care claims processing and integrated management and cost containment services; and the development and marketing of data communications and information processing systems, including in-store marketing programs and systems for supermarkets. The Company's principal executive office is at 3 Corporate Square, Suite 700, Atlanta, Georgia 30329 (telephone (404) 321-0120).

STRATEGIC TRANSACTIONS

     FFMC periodically conducts a strategic reevaluation of its businesses, reviewing overall trends and developments in relation to its business investments and industry concentrations. These strategic reviews have resulted in numerous business acquisitions since 1986 that have broadened the Company's service offerings and have most recently resulted in the Company's pending acquisition of Western Union Financial Services, Inc. In addition, in 1992, FFMC disposed of business units no longer involved in FFMC's strategic direction.

     Consummation of FFMC's pending acquisition of Western Union Financial Services, Inc. will provide FFMC with a leadership position in the nonbank money transfer business. Adding Western Union's worldwide network to FFMC's existing services will significantly expand the reach of FFMC's total information processing activities. (See "Pending Acquisition of Western Union Money Transfer Business.")

     In 1992, FFMC decided to dispose of Georgia Federal Bank, FSB and its subsidiaries ("Georgia Federal") and Basis Information Technologies, Inc. ("Basis"). Georgia Federal had been acquired specifically to ensure that FFMC's merchant credit card processing business had access to the payment system through Georgia Federal's sponsorship in the Visa and the MasterCard networks. After developing alternative measures to provide this business with continued access to the payment system, including a plan to form a credit card bank, FFMC entered into a definitive agreement in late 1992 to sell Georgia Federal. Georgia Federal is presented as a discontinued operation in FFMC's consolidated financial statements. Also in December 1992, FFMC entered into a definitive agreement to sell Basis, FFMC's original core business unit that provided data processing services to financial institutions. The Georgia Federal and Basis dispositions were completed in 1993.

MERCHANT SERVICES

     FFMC offers merchant services primarily through four of its operating units: National Bancard Corporation ("NaBANCO") -- credit card authorization, processing and settlement services; TeleCheck Services, Inc. ("TeleCheck") -- check verification and guarantee services; Nationwide Credit, Inc. ("Nationwide") -- debt collection and accounts receivable management services; and MicroBilt Corporation ("MicroBilt") -- the development and provided to approximately 250,000 customers in all 50 states, the Caribbean and Canada through 56 locations with 4,000 employees. Fees for merchant services are generally based on the dollar volume of transactions processed. The percentages of FFMC's revenues from continuing operations contributed by merchant services were 70%, 60%, and 67%, respectively, during the years ended December 31, 1993, 1992 and 1991.

  NaBANCO

     NaBANCO is the largest full service provider of merchant credit card authorization, processing, and settlement services in the United States, providing these services for merchants with respect to transactions in which payment is made through bank cards (primarily Visa and MasterCard) and certain other credit cards. Over 95% of the credit card authorizations by NaBANCO are performed electronically (generally within eight seconds), compared with approximately 70% of all credit card transactions industry-wide. Approximately $54 billion in merchant credit card transactions were handled in 1993, compared with $43 billion in 1992 and $34 billion in 1991.

     NaBANCO provides most of its services as agent for and in conjunction with First Financial Bank ("FFB"). FFB is FFMC's credit card bank formed for the primary purpose of supporting the Company's merchant services activities, including sponsorship into the Visa and MasterCard systems, as required by their rules. FFB replaced Georgia Federal as NaBANCO's primary sponsoring Visa and MasterCard member bank. NaBANCO also provides services as agent for and in conjunction with other sponsoring member banks and maintains ongoing relationships with these and other banks to assist in marketing and delivering NaBANCO's services to these banks' merchant customers.

  TeleCheck

     The TeleCheck system provides check acceptance services through TeleCheck or independent franchises to retail merchants throughout the United States, Canada, Australia and New Zealand using large consumer data bases and proprietary risk management systems operated under the "TeleCheck" trademark. By the end of 1993, FFMC had a 97% share of the domestic TeleCheck system volume. The TeleCheck system is one of the largest check acceptance services in the world. Over $24 billion in checks were authorized in 1993, compared with approximately $15 billion in checks authorized in 1992.

     TeleCheck provides check guarantee services, buying the approved check at face value from the merchant if it is subsequently dishonored up to a pre-established warranty maximum. TeleCheck also provides check verification service to help merchants reduce bad check write-offs and control the costs of check acceptance by utilizing its payment data bases and activity monitoring systems. These services allow merchants to maintain a liberal check acceptance program to increase sales and profits.

  Nationwide

     Nationwide provides debt collection and accounts receivable management services nationally to a wide variety of customers including retailers, health care providers, financial institutions and the federal government and its agencies through eleven collection offices located throughout the United States. Nationwide's debt collection and accounts receivable management services are performed with enhanced technological advancements, including on-line skiptracing capabilities and paperless collection systems, whereby its customers' transactions are managed through a collector's computer terminal linked to a central mainframe computer.

  MicroBilt

     MicroBilt serves as FFMC's research and development arm, particularly in the merchant services area, working to develop technological solutions to enhance the Company's product offerings. MicroBilt develops, markets and supports data capture, communications and distribution systems to multi-location customers including financial institutions, retailers, health care providers, pharmaceutical providers and restaurants. These systems are low cost, easy to use data communication systems suited to a wide range of industries that require data transmissions to and from numerous remote locations. MicroBilt specializes in point of sale data communication applications through the sale of systems and network design. MicroBilt's systems integrate proprietary software with a range of hardware platforms which are distinguished by their application-specific design and common product framework. MicroBilt targets application-specific systems to selected industries. Its systems typically replace the use of mail, voice telephone and less efficient computer systems to send and receive information. Revenues are generated from both sales of systems and support services.

     MicroBilt provides point-of-sale equipment to merchant customers of NaBANCO and has developed check-reading terminals targeted for TeleCheck's merchant customers. MicroBilt also is a leader in developing in-store branch banking programs in supermarkets. It provides a comprehensive array of services for its financial institution customers, including design and construction and continuing management of the in-store program between the financial institution and the supermarket.

HEALTH CARE SERVICES

     FFMC's health care services are provided through its subsidiary FIRST HEALTH Strategies, Inc. ("FIRST HEALTH"). Services are provided to approximately 1,500 customers through 55 locations across the United States that employ 4,500 persons. Over 330 million health care claims totalling approximately $27 billion are processed annually on systems operated or developed and supported by FIRST HEALTH. The percentages of FFMC's revenues from continuing operations provided by health care services were 17%, 15%, and 6%, respectively, for the years ended December 31, 1993, 1992 and 1991.

     FIRST HEALTH is one of the nation's largest processors of private sector health care claims. Its services include claims administration, utilization management, provider networks, insurance brokerage and data analysis and reporting and vocational rehabilitation and other workers' compensation services and are designed to help control employer health care costs and to monitor the quality of health care provided. As a result of the acquisition of GENEX Services, Inc. in July 1994, FIRST HEALTH is a leading provider of workers' compensation programs, including management of medical cases and vocational rehabilitation, outstanding bill review, utilization management and other cost containment services. FIRST HEALTH markets its services principally to employers with self-funded group health benefit plans, to employers with insured plans which are seeking health care management alternatives and to employers seeking managed care programs relating to workers' compensation programs.

     FIRST HEALTH is also one of the largest providers of transaction processing and management services to governmental agencies and private and public third party payors. These services include processing for Medicaid and other state programs, pharmaceutical claims processing, drug utilization review services, and management services for mental health, substance abuse, and preventative care programs.

     Health care reform measures have been introduced by the executive and legislative branches of the federal government. These proposals, if enacted, could significantly impact the delivery and payment for health care services in the United States. It is uncertain what changes will actually be implemented and how such changes may impact FIRST HEALTH. However, the Company believes that its health care businesses, given their focus on the efficiency of information processing, are favorably positioned to benefit from an emphasis on reducing the level of administrative costs related to the delivery of health care products and services.

DATA IMAGING SERVICES

     FFMC's data imaging services are provided through First Image Management Company ("First Image") through 74 locations across the United States. First Image employs approximately 3,000 people in order to provide 12,000 customers with a variety of data management services. Fees are based on the volume and complexity of the data imaging or management services provided as well as other factors such as required turnaround time, volume and duration of contract. The percentages of FFMC's revenues from continuing operations provided by data imaging services were 13% in 1993, 16% in 1992 and 19% in 1991.

     First Image's data imaging services include a full spectrum of data management services: the conversion of hard copy documents into machine readable form and production of computer output microfilm ("COM"); the design, installation and day-to-day management of immense data bases used by large corporations and federal and state governments; the customization, printing and mailing of reports and statements from large databases; and the publishing and distribution of training manuals, product catalogs and other documents. These services are offered by First Image under a "total solutions" approach with the objective of improving the utility of a user's data base through ease of access and efficient information output. In addition, First Image's services reduce the need for its clients to devote substantial capital investments to create, maintain and access these large databases.

     First Image's COM services involve transferring data from computer tape to microforms, generally referred to as "microfiche." Cost savings to the customer are obtained with compact storage and efficient information retrieval. In addition, sophisticated indexing methods are offered to aid in data retrieval.

     First Image's Data Input division creates and manages large-scale electronic data bases through the collection and conversion of paper source documents. Large volumes of source documents are transferred to machine readable media such as magnetic tape or diskette through key entry and high-speed Optical Character Recognition scanning techniques. Data bases created from the converted data are transmitted to the customer or stored for future access and retrieval upon the customer's request. First Image's report production services are a natural extension of its database management services.

REGULATION AND EXAMINATION

     First Financial Bank ("FFB") is a special purpose bank that conducts only those activities permitted for "credit card banks" under the Federal Bank Holding Company Act, as amended (the "BHC Act"). Under the BHC Act, FFMC may own a credit card bank without itself becoming subject to regulation as a bank holding company (or subject to related restrictions on the types of activities FFMC and its other subsidiaries may engage in) as long as the credit card bank:
(a) engages only in credit card operations, (b) accepts no deposits other than time deposits of $100,000 or more, (c) maintains only one office that accepts deposits, and (d) does not engage in the business of making commercial loans. FFB operates within these limitations. FFB is subject to examination and regulation by the Georgia Department of Banking and Finance and applicable federal regulatory agencies, including the Federal Deposit Insurance Corporation ("FDIC"), which in 1993 approved FFB's application for FDIC deposit insurance. Certain activities of NaBANCO are subject to examination and regulation. In addition, certain minimum capital ratios must be maintained by FFB, and arrangements between FFB and its affiliates must be on terms at least as favorable as those available from independent third parties. FFB and NaBANCO are subject to the Visa and MasterCard rules, including a requirement that FFB maintain adequate capital (currently $70 million) based on the merchant credit card processing volume settled through FFB.

     Certain other services that FFMC provides directly to governmental agencies and regulated financial institutions also may be reviewed by various federal and state regulatory entities.

INDUSTRY TRENDS

     The technological capabilities required for the rapid and efficient creation, processing, handling, storage and retrieval of information are becoming increasingly complex, thus requiring large capital expenditures and resulting in an industry consolidation that is beneficial to FFMC. FFMC's customers are handling an expanding variety and rapidly growing volumes of transactions. This processing increasingly requires the use of sophisticated software, hardware and communication technologies. Third-party credit card processing and check verification services are being performed increasingly through electronic means, which provide faster and more reliable confirmations and quicker and more convenient transaction processing and settlement. Sophisticated technological and communication capabilities are also essential to permit the imaging, creation and effective management of large data bases. Likewise, within the health care and pharmaceutical claims industry, there is an increasing need for data to be available more rapidly in order to manage and pay for health care services.

     Significant capital commitments are becoming increasingly important in order to develop, maintain and update the systems (including software, hardware and communication equipment and methods) necessary to provide these technologically advanced services at a competitive price. Economies of scale are needed to justify these capital investments. In addition, as more on-line and other electronic delivery systems are used, it is becoming easier to serve a wider geographic area from centralized data processing centers. As a result of these developments, many institutions are contracting with outside specialists for these services, and many small information processing and handling organizations are consolidating with large providers of these services.

     FFMC believes that it can benefit from these trends by leveraging the collective capabilities developed through its varied, but related, services and products which lend themselves to cross-selling and to synergistic combinations. The Company also believes that its growing array of information services and products enhances its ability to provide a total solutions approach to many of its customers' needs.

          PENDING ACQUISITION OF WESTERN UNION MONEY TRANSFER BUSINESS

THE ACQUISITION OF WESTERN UNION

     On September 19, 1994, FFMC was declared the winning bidder to acquire Western Union Financial Services, Inc. ("Western Union") in bankruptcy proceedings of Western Union's parent company, New Valley Corporation ("New Valley"), in the U.S. Bankruptcy Court for the District of New Jersey. FFMC has entered into a Purchase Agreement with New Valley dated as of October 20, 1994 (the "Purchase Agreement") to purchase all of the stock of Western Union, as well as certain assets of New Valley relating to the money transfer business conducted by Western Union. The Purchase Agreement provides for a cash purchase price of $893,223,000 plus assumption by FFMC of the Western Union Pension Plan, as to which benefit accruals have been permanently suspended. The Purchase Agreement permits Western Union to declare a dividend of $117,895,434 prior to the closing.

     The Bankruptcy Court on November 1, 1994 entered a Confirmation Order confirming a plan of reorganization of New Valley incorporating the Purchase Agreement and a Sale Order authorizing the sale to FFMC of all of the stock of Western Union and related assets pursuant to the Purchase Agreement. The plan of reorganization was approved by all classes of creditors and holders of equity of New Valley, so no efforts to appeal or stay the Confirmation Order are anticipated. Consummation of the Western Union acquisition is expected to occur during November 1994 (the "Closing Date"), subject to a number of conditions, including obtaining all necessary governmental approvals. The cash portion of the purchase price will be paid (i) $643,223,000 at the Closing Date, and (ii) $250,000,000 in January 1995.

     The Purchase Agreement requires New Valley to indemnify FFMC for certain losses arising (within eighteen months after the Closing Date in most instances and longer, to the extent of the applicable statute of limitations, in other instances) from a breach of any of the covenants, representations and warranties of New Valley. Subject to certain exceptions, such liability will not apply until losses exceed $2.5 million and will be limited to $45 million. Of the Purchase Price, $45 million will be placed in escrow for thirty months following closing and will be available to satisfy any such indemnification obligations of New Valley, subject to reduction of the escrow amount by up to $20 million upon payment of any related purchase price adjustment, and subject to further reduction of up to $18 million at the end of the eighteenth month following the Closing Date.

     Pursuant to the Purchase Agreement, on the Closing Date Western Union and New Valley will enter into certain related agreements providing for: a license to New Valley to use the Western Union name and trademark in its messaging business; the furnishing by Western Union to New Valley of certain sales, marketing and other services related to the messaging business and other consulting and administrative services; options granting FFMC the right to purchase from New Valley, and New Valley the right to sell to FFMC, the messaging business of New Valley for a purchase price of $20 million in cash during the first quarter of 1996; and the payment by New Valley to FFMC or Western Union of certain royalties and fees for such license and services.

MARKET FOR WESTERN UNION SERVICES

     The primary market for Western Union's services is composed of people who periodically need to send or receive cash quickly to meet emergency situations or to provide funds to families in other locations or need to use nonbank financial services to pay bills and meet other obligations. This consumer group includes people who relocate frequently, low-income households, itinerate workers and individuals with dependents away from home.

STRATEGIC PLANS FOR WESTERN UNION

     FFMC expects that Western Union will enhance its business activities due to Western Union's worldwide leadership in payment services of a type where significant barriers to entry exist. Western Union's network of over 24,000 agents in over 75 countries will expand FFMC's abilities to reach customer markets throughout the world. In addition, Western Union's strength in nonbank immediate money transfer represents an expansion of FFMC's product offerings. Western Union's emphasis on the consumer market, rather than commercial customers, reflects a further expansion of FFMC's overall customer base.

SERVICES OF WESTERN UNION

  Money Transfer

     Regular Domestic Money Transfer

     Providing for the rapid transfer of money from one individual (the sender with funds) to another (the recipient in need) at a distant location is the core business of Western Union. This is the business of "wiring money" that was invented by Western Union more than a century ago. Today, Western Union has approximately 90% of the rapid consumer non-bank money transfer market in the United States.

     The Western Union Money Transfer service is provided through Western Union's agent network and computerized funds transfer system. To send money, a customer goes to an agent location, presents cash or a cashier's check, gives the agent the name of the person to whom the money is being sent and is issued a receipt. The agent, using a computer terminal in most instances, then enters the transaction into Western Union's system. Within minutes, the money is available to the recipient, who can pick it up at any Western Union agent location. While there is no limit on the amount of money that can be sent, 90% of Western Union's money transfers involve principal amounts of less than $500. The fee, which is paid by the sender, is based on a graduated schedule and varies with the principal amount of the money transfer.

     The regular domestic money transfer business of Western Union has shown significant growth, with revenues increasing over 5.8% from $220.6 million in 1992 to $233.4 million in 1993. During 1993, Western Union processed over 9.7 million domestic money transfers involving over $2.4 billion in principal.

     The Western Union Money Transfer service was inaugurated in Canada in 1990 and is operated as an extension of the domestic service.

     Credit Card Money Transfer

     As a convenient alternative to taking cash to an agent location, MasterCard or Visa credit card holders can transfer funds by placing a toll-free call to a Western Union customer service center and charging the principal and fee to their accounts.

     Quick Cash(SM)

     By using a specialized money transfer service called Quick Cash, commercial customers of Western Union such as credit unions, banks and trucking firms can send amounts up to $10,000 to traveling employees or clients for pick-up at any Western Union agent location. Once a firm opens a Quick Cash account, it can make money available for immediate payout by notifying Western Union to draft the funds against the account.

     International Money Transfer

     In recent years, Western Union has expanded the Western Union Money Transfer service outside of the United States, establishing agent networks in additional countries and linking them directly with the money transfer system in the United States. This has made it possible for Western Union's customers to transfer money to or from these countries on the same basis (availability for pick-up within minutes) as money transferred within the United States. It has also added a new dimension to Western Union's business, namely the provision of money transfer service between and within foreign countries. The "will call" service has been established in more than 75 countries outside of the United States, and this service is expected to continue to expand. A next-day money transfer service is available to 15 African countries. In the past, international money transfer service was provided only through international banks and other third-party relationships, and receipt generally took two or more days.

     Mexico currently is the largest money transfer market outside the United States. Western Union's established Mexican Money Transfer service enables individuals in the United States to send money to Mexico, where it is paid out a day or two later at one of approximately 1,500 offices of the government-operated telecommunications service with which Western Union has had a long-standing operating agreement. Through a newly-formed Mexican subsidiary, Western Union introduced in December 1993 a new, separate service for the rapid transfer of funds to Mexico. The new service, called "Dinero en Minutos" ("Money within Minutes"), makes money transfers available, at new agent locations established in Mexico, within minutes after they are sent from the United States.

     A separate organizational unit within Western Union manages its business in areas outside of the United States. During 1992, this business unit established a field organization to handle business development and agent network management overseas. Presently its international offices are located in Utrecht, the Netherlands (Europe, Middle East and Africa Region); Miami, Florida (Latin America and Caribbean Region); Sydney, Australia (Asia, Pacific and Australia Region) and Moscow, Russia (Eastern Europe, Russia and the former Soviet Republics).

     In 1991, Western Union formed a joint venture with a Russian bank, initiating the first consumer instant money transfer service between the United States and Russia. This joint venture has recently been awarded a license as a credit institution by the Central Bank of Russia. The service is presently available in numerous locations in Moscow as well as several other locations in Russia and other former Soviet Republics. It is anticipated that additional locations will be established in the future.

     Total money transfer revenues of Western Union from international operations increased from $71.8 million in 1992 to $93.0 million in 1993.

  Payment Services

     Quick Collect(R)

     Quick Collect is the largest of the payment services now being provided by Western Union. Introduced in 1989, the service grew to a level of more than four million transactions and $40 million in revenues in 1993.

     Banks, collection agencies, finance companies and other financial organizations use Quick Collect for fast collection of overdue bills. These creditors advise their debtors to settle their accounts by bringing cash to any Western Union agent location. The debtor pays a transaction fee, which generally is less than overnight Express Mail or delivery service rates, to send the money. Within minutes, a negotiable money transfer draft is produced on a check printer that Western Union has installed in the Quick Collect customer's office and the debtor's account is credited.

     Easy Pay(SM)

     Western Union's Easy Pay payment service enables utility company customers to pay bills at Easy Pay agent locations by cash or a check. Using a countertop terminal, the agent records the payment and prints a customer receipt. At the end of each day, the terminal reports the payments to a central computer, all payment activity is consolidated and the customers' accounts are updated. Within a few business days, the utility is credited with the funds collected.

     Money Orders

     In partnership with a subsidiary of Mid-American Bancorp, Western Union began selling Western Union Money Orders at selected agent locations in 1992. These negotiable drafts are purchased by consumers for a variety of uses where rapid funds transfer is not required. Western Union Money Orders are processed on the same personal computers that are used for money transfer transactions and are issued from secure, automated dispensers.

     Joint Ventures

     Western Union is party to joint ventures to provide bill payment services in Argentina and Venezuela.

  Other Services

     Secured Credit Card

     Western Union introduced the Western Union MasterCard in December 1992. A nationally available secured credit card issued by Associates National Bank (Delaware), the Western Union MasterCard is designed for people who do not have a banking relationship or credit history, or who have had difficulty maintaining credit. After submitting an application and a security deposit, which is held in an interest-bearing account and varies in amount with the credit line the customer requests, the new cardholder is provided with the buying power and convenience of a major credit card.

     Phone Card

     The Western Union Phone Card, which was introduced in May 1993, is the first branded, pre-paid disposable telephone card to be offered nationwide. Available in amounts of $5, $10, $20 and $50, it is being sold through more than 15,000 agents of Western Union.

     The Western Union Phone Card enables consumers to place local, national or international calls from any telephone in the United States without using coins or a credit card. There are no bills or surcharges, and the cardholder is informed of how much usage remains on his or her Phone Card each time a call is completed and when there is one minute of calling time left.

  Operating Infrastructure

     Approximately 1,800 full-time employees of Western Union, deployed throughout the United States and abroad, carry on the day-to-day operations that enabled Western Union in 1993 to process approximately 40 million money transfers and bill payments and move approximately $7.8 billion of principal. These transactions are processed through computers interconnected by a nationwide high-speed packet transport network. Special software links agent personal computers to the network.

     Western Union's major operating facilities are customer service centers located in Bridgeton, Missouri and Dallas, Texas, the latter being a multilingual center. At these centers and through third-party out-sourcing arrangements, approximately 1,000 customer service representatives receive toll-free calls around the clock from the public and from Western Union's agents in more than 75 countries.

COMPETITION FOR WESTERN UNION SERVICES

     The money transfer business is highly competitive. There are numerous methods to transfer funds, including bank wire transfer services, available primarily to business users, and money orders which are transferred physically or by mail. Money orders are sold by the United States Postal Service and a number of private business firms. Western Union believes it has 90% of the rapid consumer nonbank money transfer service market. Currently First Data Corporation ("First Data") is the major competitor in the "will call" money transfer service business. Comdata Network, Inc. also competes with Western Union in the commercial money transfer market.

     The impact of the Western Union name, which is widely recognized as a symbol of fast, dependable service, is a major competitive strength. Western Union maintains a broad-based advertising and marketing program supporting the Western Union brand and the public's awareness of Western Union's services.

     Western Union's large and established network of agents is another major competitive strength. Along with Western Union's television advertisements, its network of money transfer agents (which numbers approximately 18,000 in the United States and another 6,000 in countries throughout the world) is the most publicly visible component of Western Union's services. Western Union's agents are local businesses such as supermarkets, drug stores, check cashers, mailbox stores and bus depots that are conveniently located, maintain extended hours of operation and have available cash. These establishments operate under exclusive contracts with Western Union to provide Western Union services in their communities.

     While the management of Western Union believes that its focused strategy makes Western Union somewhat less vulnerable to competition from major financial institutions, Western Union's sales and earnings may nevertheless be affected by new entrants in the money transfer business. Western Union cannot predict the effect that heightened competition would have on its domestic and international money transfer service business.

     Western Union has several competitors in the electronic bill payment business, including First Data and BuyPass, a subsidiary of CoreStates Financial Corporation, each of which has recently entered this business.

EMPLOYEE RELATIONS

     At October 31, 1994, Western Union had approximately 1,776 full-time employees. Western Union has a three-year labor contract expiring August 6, 1997 with the Communications Workers of America, AFL-CIO, representing approximately 1,184 full-time and 220 part-time employees. Western Union believes that relations with its employees are satisfactory.

REGULATION OF WESTERN UNION

     The money transfer operations of Western Union are regulated in most states by banking commissions or similar authorities, which require Western Union to obtain and maintain licenses to conduct such operations. Such licenses generally require the maintenance of minimum levels of net worth and/or liquidity. Western Union is subject to the jurisdiction of the Federal Communications Commission in connection with its Phone Card service.

                                USE OF PROCEEDS

     Unless otherwise indicated in an accompanying Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for the reduction of the bank indebtedness used for FFMC's acquisition of Western Union and related assets and may also use a portion of the proceeds for other general corporate purposes, including possible acquisitions. In connection with its acquisition of Western Union and related assets, FFMC expects to borrow approximately $800 million under its loan agreement with a group of banks. (See "The Company -- Pending Acquisition of Western Union Money Transfer Business.")

                            SELECTED FINANCIAL DATA
                (IN THOUSANDS EXCEPT RATIOS AND PER SHARE DATA)

     The following data should be read in conjunction with the Company's financial statements and related notes thereto, which are included in the Company's Form 10-K Report for the year ended December 31, 1993 and Form 10-Q Report for the nine months ended September 30, 1994, and the Company's "Management's Discussion and Analysis of Financial Condition and Results of Operations." FFMC has made various acquisitions (accounted for as purchases) during the periods which affect the comparability of information presented. In addition, in 1992 the Company disposed of one of its two business segments and recorded a loss in another business unit that was sold. For additional information concerning the Company's acquisitions and dispositions, see Notes B and C, respectively, to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1993. The selected financial data presented below as of and for the nine months ended September 30, 1994 and 1993 are derived from the unaudited financial statements of FFMC and, in the opinion of management, reflect all adjustments necessary to present fairly the information contained therein. Results for the nine months ended September 30, 1994 are not necessarily indicative of results to be expected for the full year. The data set forth below also should be read in conjunction with the financial statements of Western Union and pro forma financial statements included in the Company's Current Report on Form 8-K incorporated herein by reference, with respect to the Company's acquisition of such business.

                                        NINE MONTHS ENDED
                                          SEPTEMBER 30,                            YEAR ENDED DECEMBER 31,
                                     -----------------------   ----------------------------------------------------------------
                                      1994(1)      1993(1)        1993         1992           1991         1990         1989
                                     ----------   ----------   ----------   ----------     ----------   ----------   ----------
INCOME STATEMENT DATA:
  Revenues.........................  $1,502,966   $1,230,735   $1,669,668   $1,425,256     $1,057,518   $  816,268   $  606,685
  Expenses.........................   1,326,718    1,086,049    1,453,911    1,360,150(2)     952,875      737,114      537,344
                                     ----------   ----------   ----------   ----------     ----------   ----------   ----------
  Income from Continuing Operations
    Before Income Taxes............     176,248      144,686      215,757       65,106        104,643       79,154       69,341
  Income Taxes.....................      71,990       59,230       88,112       46,294         41,912       31,477       29,976
                                     ----------   ----------   ----------   ----------     ----------   ----------   ----------
    Income from Continuing
      Operations...................  $  104,258   $   85,456   $  127,645   $   18,812     $   62,731   $   47,677   $   39,365
                                      =========    =========    =========    =========      =========    =========    =========
PER SHARE DATA:
  Income Per Common Share --
    Continuing Operations
    Primary........................  $     1.67   $     1.38   $     2.10   $     0.32(2)  $     1.32   $     1.17   $     1.06
    Fully Diluted..................        1.67         1.38         2.10         0.32(2)        1.23         1.10         1.01
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING
  Primary..........................      62,545       61,871       60,796       58,874         47,400       40,812       37,223
  Fully Diluted....................      62,570       61,946       60,845       59,058         53,035       48,110       44,916
  Ratio of Earnings to Fixed
    Charges(3)(4)..................       16.34        12.44        13.76         3.61           4.24         3.09         3.34
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Total Assets.....................  $1,793,325                $1,626,143   $1,554,661     $1,296,994   $1,105,216   $1,027,219
  Long-Term Debt, including Current
    Portion........................      17,821                    14,713      155,255        152,057      207,785      202,804
  Convertible Subordinated
    Debentures(5)..................                                                                        166,834      172,500
  Total Shareholders' Equity.......   1,369,745                 1,247,964    1,119,892        997,536      600,671      500,829

- ---------------

(1) Nine month results include the results of GENEX Services, Inc. which was acquired by the Company in July 1994 and was accounted for as a pooling of interests. Financial data for other periods has not been restated because the impact of GENEX amounts on consolidated amounts was not material.
(2) Includes loss in business unit sold of $79,567 ($1.10 after-tax loss per share).
(3) For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges. Interest expense plus an estimate of the portion of rent that represents interest constitute the fixed charges.
(4) Based upon the unaudited pro forma results included in the Company's Report on Form 8-K dated November 4, 1994, the ratio of earnings to fixed charges would have been 3.32 for the year ended December 31, 1993 and would have been 4.45 for the nine months ended September 30, 1994. The pro forma data reflects the Company's pending acquisition of Western Union Financial Services, Inc. See "Pending Acquisition of Western Union Money Transfer Business."
(5) These Convertible Subordinated Debentures were issued in July 1988 and redeemed in October 1991.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONTINUING AND DISCONTINUED OPERATIONS AND STRATEGIC TRANSACTIONS

     The continuing operations of FFMC consist of its information services businesses together with the corporate entity. These businesses provide a vertically integrated set of data processing, storage and management products for the capture, manipulation and distribution of information. Similarities exist among these businesses in the methods of providing services, in the customers served, and in the marketing activities utilized to obtain new customers. In addition, the Company continues to pursue further integration of its product and service offerings to gain competitive advantages. Services include merchant credit card authorization, processing and settlement; check guarantee and verification; debt collection and accounts receivable management; data imaging, micrographics and electronic data base management; health care claims processing and integrated management services; and the development and marketing of data communication and information processing systems, including in-store marketing programs and systems for supermarkets.

     Discontinued operations consist of the Company's previous financial services businesses, comprised of Georgia Federal, formerly the largest thrift institution in Georgia, together with First Family Financial Services ("First Family"), which previously was Georgia Federal's regional consumer finance subsidiary.

     FFMC consummated several significant business transactions in 1993 that resulted from the Company's strategic reevaluation of its businesses completed during 1992. During the fourth quarter of 1992, the Company entered into agreements to sell First Family and Georgia Federal. These sales were consummated on November 10, 1992 and June 12, 1993, respectively. FFMC also agreed to sell Basis Information Technologies, Inc. ("Basis") during 1992's fourth quarter. Basis was the unit within the Company's information service businesses that provided data processing services to financial institutions. The sale of Basis was consummated on February 10, 1993.

     The terms of both the Georgia Federal and Basis sale agreements provided that the results of operations of these businesses after December 31, 1992 accrued to the respective purchasers. Accordingly, the Company's financial results do not include results for these businesses for the year ended December 31, 1993.

     Prior to entering into the agreement for the sale of Basis, the Company discontinued software development and wrote off related costs for a major product line in connection with the settlement of litigation with a vendor, the combination of which resulted in income of $13.8 million included in other revenues. Concurrently, the Company decided to explore the sale of Basis. In reviewing the potential market value of Basis, FFMC's management determined that a write-down of the carrying value of Basis' net assets was appropriate. Accordingly, the Company in 1992 recognized a pretax loss of $79.6 million, an after-tax loss of $1.10 per share. Revenues attributable to Basis were $113.8 million in 1992 and its contribution to income before income taxes, aside from the items mentioned above, was approximately $4.5 million.

     In August 1993, FFMC completed its merger with International Banking Technologies, Inc. ("IBT"). This business combination has been accounted for as a pooling of interests and, accordingly, the following discussions include IBT as a part of FFMC's continuing operations for all periods presented.

     On July 21, 1994, FFMC issued 1,095,000 unregistered shares of its common stock and assumed stock options for an additional 163,000 shares as consideration for all of the outstanding shares and stock options of GENEX Services, Inc. ("GENEX"), a company that provides workers' compensation programs to self-insured employers, insurance companies, third party administrators, and government agencies throughout the United States, Puerto Rico, and Canada. This combination has been accounted for as a pooling of interests. The following discussions concerning the Company's results of operations for the nine months ended September 30, 1994 and 1993 include GENEX as a part of FFMC's business operations. Other periods have not been restated because the impact of GENEX operations on consolidated results was not material.

     On September 19, 1994, FFMC was declared the winning bidder to acquire Western Union from the bankruptcy proceedings of Western Union's parent company, New Valley. On November 1, 1994, the United

States Bankruptcy Court for the District of New Jersey approved the sale of Western Union to FFMC pursuant to a Purchase Agreement, dated October 20, 1994, between New Valley and FFMC.

     The Purchase Agreement provides that FFMC will acquire all of the stock of Western Union and certain other assets from New Valley for a cash purchase price of $893 million plus the assumption by FFMC of the Western Union pension plan, as to which benefit accruals were permanently suspended in 1988. The acquisition provides the Company complete ownership of the Western Union name and trademark, and includes Western Union's money transfer and payment services business with an established network of over 24,000 agents in over 75 countries. In 1993, Western Union completed over 40 million money transfers involving the movement of over $7.8 billion. New Valley will retain ownership of the Western Union messaging business, and FFMC will obtain from New Valley an option to acquire and will grant to New Valley an option to sell to FFMC this business in 1996 for $20 million in cash.

     The Company expects to close the acquisition of Western Union during November 1994 upon payment of $643 million in cash at closing, with a deferred payment of $250 million in January 1995. The business combination will be accounted for as a purchase, and the results of Western Union will be included with the Company's results from the effective date of the acquisition.

     The impact of the debt to be incurred to finance the Western Union acquisition is described under "Capital Resources and Liquidity." The Company does not believe the acquisition will have any significant impact on the Company's liquidity. Western Union's operations have been experiencing strong revenue and profit growth and are not expected to require significant capital expenditures. As a result, it is anticipated that these operations will provide substantial cash flow, contributing to the Company's ability to service the debt incurred to finance this acquisition.

RESULTS OF OPERATIONS

     The following discussions pertain to the Company's continuing operations.

  For the Nine Months Ended September 30, 1994 and 1993

     For the nine months ended September 30, 1994, the Company reported net income of $104.3 million, a 22% increase over the $85.5 million for the comparable 1993 period. Revenues were $1,503.0 million compared with $1,230.7 million in 1993's first nine months, an increase of 22%. Earnings per share for the nine months ended September 30, 1994 increased 21% to $1.67 per share from the $1.38 per share reported for the first nine months of 1993.

     Record new business (contracted in the latter half of 1993 and during 1994) together with the assimilation of acquisitions contributed to the Company's revenue growth. Internal growth was 16% for the first nine months of 1994, and was the principal component of the overall revenue increases compared with the first nine months of 1993. Over 40,000 new customers have been added during the first nine months of 1994, with the majority occurring in FFMC's merchant services area.

     The Company's emphasis on the growth of service revenues is reflected in the 27% increase during 1994's first nine months compared with the same period in 1993. This rate of increase compares with a 25% increase in operating expenses in the 1994 period compared with the 1993 period, as FFMC continues to place important emphasis on expense controls. The favorable impact occurred despite the fact that the strongest growth in service revenues occurred in FFMC's merchant credit card processing, an area that has a margin lower than the Company's overall margin.

     Product sales declined during the first nine months of 1994 compared with the similar 1993 period, largely as a result of the Company's decisions to eliminate certain ancillary product sales in its imaging businesses and decrease the significance of one-time product sales in its merchant businesses. Changes in the composition of product sales resulted in a gross profit percentage on product sales of 37.6% during the first nine months of 1994 compared with 39.2% for the first nine months of 1993.

     General and administrative expenses increased in the first nine months of 1994 compared with the same period in 1993, due primarily to the amortization of stock compensation costs in 1994's second and third quarters from an executive employment agreement (covering 1995 through 1999) entered into on March 22, 1994. Depreciation and amortization expense increased in the 1994 period compared with 1993's first nine months due primarily to the impact of acquisitions completed in the second half of 1993 and 1994's first six months. The Company moved to a net interest income position during the first nine months of 1994 from a net interest expense position in 1993's first nine months as a result of the Company's repayment of all outstanding bank borrowings near the end of 1993's second quarter using cash generated from the sales of businesses during the first six months of 1993 and strong cash flow from operations. These changes produced an increase in total expenses of 22% for the first nine months of 1994 compared with the prior year period.

     The combination of these revenue and expense changes resulted in pre-tax margins of 11.7% for 1994's first nine months compared with a pre-tax margin of 11.8% for the first nine months of 1993. The Company's effective tax rate for the first nine months of 1994 was 40.8%, comparable to the 40.9% for 1993's first nine months.

  1993 Compared with 1992

     FFMC's revenues increased 17% to $1.7 billion in 1993 from $1.4 billion in the prior year. Excluding Basis' 1992 revenues, the revenue growth rate for the year was 27%. Income from continuing operations increased to $127.6 million in 1993 from $18.8 million in 1992. Excluding the Basis asset write-down from the prior year's results, income from continuing operations increased 53% in 1993 compared with the prior year. Income per share from continuing operations increased to $2.10 per share in 1993, compared with $.32 in 1992. Per share earnings increased 48% over 1992 excluding the Basis write-down.

     The effect on the year-to-year revenue comparison of excluding Basis' 1992 revenues is largely offset by the incremental 1993 revenue contributions from the 1992 acquisitions of ALTA Health Strategies, Inc., renamed as FIRST HEALTH Strategies, in April 1992 and TeleCheck Services, Inc. and its principal franchisee, Payment Services Company -- U.S. (collectively referred to as "TeleCheck"), in July 1992. As a result, the 17% increase in revenues in 1993 is all attributable to internal growth.

     The internal growth in 1993 was due primarily to significant volume growth within FFMC's existing businesses which more than offset continued pricing pressures in several of FFMC's product areas. The Company's merchant services areas experienced strong volume growth in its credit card services and check verification and guarantee businesses. Record new customer volume was added from marketing efforts, including national, regional and local merchants. In addition, FFMC continued to cross-sell the multiple product offerings within its merchant services area, which resulted in the signing of additional national merchants to processing contracts. FFMC also experienced volume growth in its health care services area, with increases in claims processing for both public and private sectors. Health care businesses received contract awards or began claims processing under previously awarded contracts during 1993. The Company's imaging business experienced volume growth in 1993, which competitive pricing pressure partially offset to produce a small increase in revenues for the year.

     FFMC demonstrated the leveragibility of its businesses by translating the revenue increases, despite the pricing pressures noted above, into higher percentage rate increases in pretax income, thereby producing higher pretax margins. The Company's pretax margin was 12.9% in 1993 compared with a 10.2% pretax margin in 1992 (excluding the Basis write-down). Margins were also favorably influenced by the Company's continued emphasis on expense controls and the successful integration of acquisitions completed in 1992. Depreciation and amortization expenses declined 8% in 1993 primarily due to the inclusion of Basis in 1992. General and administrative expenses increased only 2% for the year (and decreased as a percent of revenues) as the Company enjoyed the benefit of the restructuring of its corporate infrastructure which occurred as a result of the 1992 strategic reevaluation of the Company.

     The impact of the revenue increases and the expansion of margins in 1993 was enhanced by lower net interest expense during 1993. FFMC experienced lower borrowing levels in 1993, as a substantial portion of its debt obligations were repaid during the second quarter from cash received from the sale of businesses. Proceeds from these sales, along with increased cash generated from operations, resulted in higher levels of cash investments during the second half of 1993 which favorably impacted the Company's net interest expense for the year.

     FFMC adopted Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes," effective January 1, 1993. The Company elected the prospective method of adoption allowable under FAS 109 instead of restating prior period results. The cumulative effect on the Company's results of operations of adopting FAS 109 was not material, and no adjustment was recorded. In addition, the Omnibus Budget Reconciliation Act of 1993 (the "1993 Act") was signed into law during 1993 which contained several provisions which affected the Company's 1993 income tax expense.

     The Company's effective tax rate decreased 1.5% in 1993 to 40.8%. The comparable prior year rate of 42.3% excludes the impact of the Basis write-down. The decrease, which occurred despite the 1% increase in the federal corporate tax rate, is attributable to lower levels of nondeductible goodwill, lower effective state tax rates and other favorable impacts of the 1993 Act and the Company's tax strategies.

  1992 Compared with 1991

     FFMC's revenues increased 35% to $1.4 billion in 1992 from $1.1 billion in 1991, primarily from new business acquisitions and revenue growth within existing businesses. Both income from continuing operations and related per share amounts decreased in 1992 compared with 1991's results. However, excluding the Basis asset write-down of $79.6 million, the Company's 1992 income from continuing operations increased 33% to $83.5 million from the $62.7 million reported in 1991. Fully diluted income per share from continuing operations, excluding the Basis write-down, increased 15% to $1.42 from $1.23 in 1991.

     Revenue growth from business acquisitions in 1992 resulted primarily from the Company's acquisition of FIRST HEALTH (April 1992) and TeleCheck (July
1992). Existing businesses expanded revenues in 1992 from volume increases as a result of new customers and expanded business with existing customers. The merchant credit card processing area benefited from an increase in retail activity during the 1992 holiday season in the fourth quarter. Health care services experienced increased claims processing volume and received several new long-term contracts with government agencies and became fully operational on several other processing contracts.

     Higher personnel costs within the newly acquired FIRST HEALTH and TeleCheck businesses in 1992 caused operating expenses, as a percentage of service revenues, to increase in 1992 over the prior year. In addition, 1992's business acquisitions increased goodwill amortization from prior year levels. Interest expense (net of interest income) declined in 1992 due to lower interest rates and reduced borrowing levels due to the conversion of all of the Company's convertible subordinated debentures into common stock in October 1991, and repayment of borrowings under FFMC's revolving credit facility from the cash proceeds received from the First Family sale.

     FFMC's continuing operations, excluding the Basis asset write-down, generated 1992 earnings before taxes of $144.7 million, a pretax margin of 10.2%. This margin is consistent with the 9.9% pre-tax margin on earnings before income taxes of $104.6 million in 1991. The Company's 1992 effective tax rate of 71.1% was substantially above the federal statutory rate due to the nondeductibility of the majority of the Basis asset write-down. Excluding the effect of the write-down, FFMC's provision for income taxes from continuing operations increased to 42.3% in 1992 from 40.1% in 1991. This increase was due primarily to increased state income taxes, lower IBT Subchapter S income taxed at the shareholder level, and lower tax credits.

ECONOMIC FLUCTUATIONS

     The Company's business is somewhat insulated from economic fluctuations due to recurring revenues from long-term service contracts, and the fact that the Company's services often result in cost savings for its customers. The slow growth, but steadily improving economic environment during 1993 benefited FFMC's results, as the Company experienced higher year-to-year processing volumes, particularly in its merchant services area. The results of FFMC's health care services area have not been significantly affected by recent reform oriented developments in that industry.

     The Company's business is not seasonal, except that its revenues, earnings and margins are favorably affected in the fourth quarter, primarily by increased merchant credit card and check volume during the holiday season.

     Although FFMC cannot precisely determine the impact of inflation on its operations, inflation affects the Company through increased costs of employee compensation and other operating expenses. In addition, competition for employees with data processing skills, programming expertise, and other technical knowledge contributes to increased costs in some parts of the country. To the extent permitted by the Company's service contracts, these increases in costs are passed along to customers in the form of periodic price increases. FFMC's revenues from merchant credit card processing, check verification and guarantee services and accounts receivables collection are generally a percentage of the dollar volume of transactions processed. The Company's operating margins on these services are therefore relatively insulated from the effects of inflation on merchant prices for goods and services. As a result, the Company has not been significantly affected by inflation.

CAPITAL RESOURCES AND LIQUIDITY

     The following discussions pertain to the Company's continuing operations.

     FFMC's information services businesses generate strong cash flows from operating activities, and the growth in these operating cash flows in recent years mirrors the growth in the scale and breadth of the Company's service offerings. Cash generated from operating activities increased 42% in 1993 to $207 million, as compared with $146 million generated in 1992 and $121 million in 1991. This trend of increased cash flows from operating activities has resulted primarily from increased earnings of FFMC's businesses (before non-cash expenses for depreciation and amortization and other non-cash charges).

     The Company generated strong cash flows from operating activities totalling $157.5 million and $177.6 million, respectively, for the first nine months of 1994 and 1993. FFMC had higher earnings, depreciation and amortization and other non-cash charges in 1994's first nine months than in the comparable period in 1993. These increases were more than offset by unfavorable comparisons in the working capital categories of accounts receivable and accounts payable and accrued expenses. This negative comparison is principally due to a one-time positive effect on cash flows as a result of the commencement of merchant settlement payments by First Financial Bank ("FFB") in 1993.

     The Company transferred the responsibility for merchant credit card settlement to its credit card bank, FFB, in June 1993 (included in FFMC's continuing operations) from Georgia Federal (part of the Company's discontinued operations). The timing of these settlements impacts the computation of FFMC's cash flows from operating activities. FFB was activated during the second quarter of 1993 with a required initial capitalization of $70 million. The capitalization of FFB is based upon requirements of bank card associations given the size of the Company's credit card processing operations. The primary purpose of FFB is to support the Company's merchant service activities, and FFB does not conduct any significant banking activities, accept deposits from unaffiliated parties or engage in lending activities. FFB's capitalization and activities comply with applicable regulatory requirements and restrictions.

     The significant cash flows generated from operating activities are reinvested by the Company in existing businesses, are used to fund smaller, tactical acquisitions, and are also used to reduce borrowings and to contribute toward the financing of larger, strategic acquisitions.

     Business reinvestments, principally for property and equipment additions, software development and customer conversions, totalled $80 million in 1993, $78 million in 1992, and $67 million in 1991. For the first nine months of 1994 these reinvestments totalled $60 million compared with $51 million during 1993's first nine months. The majority of the increase in reinvestments in 1994's first nine months over the same period in 1993 is due to higher 1994 outlays for system development activities in FFMC's health care services business.

     Cash from operating activities exceeded reinvestments in existing businesses by $128 million in 1993, $68 million in 1992, $53 million in 1991 and $97 million in the first nine months of 1994 (as compared with $127 million in the first nine months of 1993). This excess cash was utilized primarily to finance the

Company's business acquisitions. Cash consideration paid for acquisitions (net of cash acquired), including amounts paid related to acquisitions completed in prior years, totalled $92 million in 1993, $267 million in 1992, and $72 million in 1991. Such cash outlays during the first nine months of 1994 were $97 million, including a $10 million cash deposit related to the pending Western Union acquisition.

     FFMC has potential obligations under certain acquisition arrangements to pay future cash consideration to the former shareholders of specified acquired businesses. Any such payments will be due only if the acquired entity's results of operations exceed specified targeted levels that are generally set substantially above the historical experience of the acquired entity. Thus, any such payments will not negatively impact the Company's financial position.

     The Company utilizes capital markets and borrowings under debt arrangements to supplement excess cash generated from operations to fund its acquisition program. In June 1993, the Company repaid all outstanding bank borrowings using cash proceeds from the sales of businesses during the first six months of 1993 and strong cash flow from operations. FFMC received $345 million in cash in 1993 through dividends from its discontinued operation and from the sale of businesses, after expenses. The Company also had received $150 million in cash from Georgia Federal in 1992, comprised of a $100 million cash dividend and a $50 million payment toward the settlement of income tax liabilities from the sale of First Family, which were paid by FFMC during 1993. The Company utilized these proceeds to repay $154 million on long-term debt obligations in 1993 and $146 million in 1992.

     FFMC has received approximately $20 million in cash proceeds from the exercise of publicly held warrants issued in 1989 in connection with an offering of Common Stock. If all remaining warrants are exercised at their exercise price of $26.67 per share (during the final exercise period in the second quarter of 1995) the Company would issue an additional 1.3 million shares of FFMC Common Stock and receive cash proceeds of $35 million.

     In 1989, the Company's Board of Directors initiated a practice of paying semi-annual cash dividends of $.05 per share (paid in January and July), and has maintained this per share rate despite a three-for-two stock split effective March 31, 1992. Cash dividends were paid on January 3, 1994 and July 1, 1994. On October 26, 1994, FFMC's Board of Directors declared a cash dividend of $.05 per share, payable on January 3, 1995 to shareholders of record on December 1, 1994.

     FFMC's cash and cash equivalents of $182 million at September 30, 1994, except for cash and cash equivalents in its credit card bank ($82 million at September 30, 1994), are available for acquisitions and general corporate purposes.

     The Company is in the process of amending its unsecured revolving credit facility, increasing it from $450 million to $1.0 billion and providing a new three year term. Other terms and conditions of the amended facility will be substantially the same as the previous credit facility entered into on June 25, 1992. FFMC intends to use this facility as the initial financing for the pending acquisition of Western Union. The Company intends to use the Securities offered hereby or other securities as the ultimate source of financing for the Western Union acquisition.

     If suitable opportunities arise for additional acquisitions, the Company may use cash, draw on its available credit facility, or use the Securities offered hereby or other securities as payment of all or part of the consideration for such acquisitions. The Company believes that its current level of cash and future cash flows from operations are sufficient to meet the needs of its existing businesses.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the debentures, notes and/or other unsecured evidences of indebtedness offered hereby (the "Debt Securities") sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms and provisions of the series of Debt Securities offered by a Prospectus Supplement (the "Offered Debt Securities"), the trustee with respect to the Offered Debt Securities, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement relating to such Debt Securities.

     The Debt Securities will be issued under one or more indentures, the terms of which will be substantially identical other than as described herein, with one or more trustees. The indentures may include an Indenture dated as of
             , 1994 (the "Chase Manhattan Indenture"), between the Company and The Chase Manhattan Bank (National Association) ("Chase Manhattan"), as trustee,
and an Indenture dated as of             , 1994 (the "NationsBank Indenture"),
between the Company and NationsBank of Georgia, National Association ("NationsBank"), as trustee, copies of which are filed as exhibits to the Registration Statement. The Chase Manhattan Indenture and the NationsBank Indenture are referred to hereinafter each as an "Indenture" and together as the "Indentures" and Chase Manhattan and NationsBank are referred to hereinafter each as a "Trustee" and together as the "Trustees." The following summaries of certain provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by, reference to all of the provisions of the Indentures, including the definitions therein of certain terms. Except as otherwise specified, all of the provisions described below appear in each of the Indentures. Wherever particular provisions or defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such provisions or defined terms are incorporated herein or therein by reference. Section and Article references used herein are references to the Indentures and, except as otherwise indicated, are identical in both Indentures.

GENERAL

     The Debt Securities will be direct, unsecured general obligations of the Company that will rank on a parity with all other unsecured indebtedness of the Company from time to time outstanding which is not by its terms subordinated to the Debt Securities. The Debt Securities offered by this Prospectus will be limited to $1,000,000,000 aggregate principal amount (based on the aggregate initial public offering price of such Debt Securities), although the Indentures do not limit the aggregate principal amount of Debt Securities that may be issued thereunder. The Debt Securities may be issued thereunder from time to time in separate series up to the aggregate amount from time to time authorized by the Company for each series. Unless otherwise indicated in a Prospectus Supplement relating to any Offered Debt Securities, the covenants contained in the Indentures or the Offered Debt Securities would not impose any limit on secured debt and would not afford Holders of the Offered Debt Securities protection in the event of a highly leveraged or other transaction involving the Company or its subsidiaries that may adversely affect the Holders.

     Reference is made to the applicable Prospectus Supplement for a description of the following terms of the Offered Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the person to whom any interest on any Offered Debt Security shall be payable, if other than the person in whose name the Offered Debt Security is registered on the Regular Record Date; (4) the date or dates on which the Offered Debt Securities will mature; (5) the rate or rates at which the Offered Debt Securities will bear interest, if any, or the method by which such rate or rates are determined, the date or dates from which any interest will accrue, the Interest Payment Dates on which any such interest on the Offered Debt Securities will be payable and the Regular Record Dates for interest payable on any such Interest Payment Dates; (6) the place or places where the principal of and any premium and interest on the Offered Debt Securities will be payable; (7) the period or periods within which, the price or prices at which, and the terms and conditions upon which the Offered Debt Securities may, pursuant to any optional or mandatory provisions, be redeemed or purchased, in whole or in part, at the option of the Company; (8) the obligation of the Company, if any, to redeem or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of the Holders, the period or periods within which, and the price or prices at which and the terms and conditions upon which such Offered Debt Securities shall be redeemed or purchased, in whole or in part; (9) the denominations in which any Offered Debt Securities will be issuable; (10) any index, formula or other method used to determine the amount of payments of principal of and any premium and interest on the Offered Debt Securities; (11) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which will be payable upon declaration of the acceleration of the Maturity thereof; (12) the applicability of any covenants provided for in the Indenture; (13) the applicability of any provisions described under "Defeasance and Covenant Defeasance;" (14) whether any of the Offered Debt Securities are to be issuable in permanent global form and, if so, the terms and conditions, if any, upon which interests in such Offered Debt Securities in global form may be exchanged, in whole or in part, for the individual Offered Debt Securities represented thereby; (15) the terms, if any, upon which such Offered Debt Securities may be converted into stock or other securities of the Company or any other corporation, including the initial conversion price or conversion rate, the conversion period and other conversion provisions; (16) any deletions from, changes in or additions to Events of Default or covenants of the Company in the applicable Indenture; (17) whether the Offered Debt Securities are issuable as Registered Securities, Bearer Securities or both, and the terms upon which the Bearer Securities can be exchanged for Registered Securities; (18) special provisions relating to the issuance of Bearer Securities of any series; (19) the form of the Offered Debt Securities and coupons, if any; (20) if other than U.S. dollars, the Currency or Currencies in which payments of the principal of (or premium, if any) or interest, if any, on the Offered Debt Securities will be made or in which the Offered Debt Securities will be denominated; and (21) any other terms of the Offered Debt Securities not inconsistent with the provisions of the applicable Indenture. (See Section 301)

     Debt Securities may be issued under the Indentures as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means any security that provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof. (Section 101)

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities will be payable, and the exchange of and the transfer of Debt Securities will be registerable, at the office or agency of the Company maintained for such purpose and at any other office or agency maintained for such purpose. (Sections 307 and 1002) Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of $1,000 or integral multiples thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. (Section 305)

     All moneys paid by the Company to the Trustee or a Paying Agent for the payment of principal, premium, if any, or interest, if any, on any Debt Security which remain unclaimed for two years after such principal, premium, or interest has become due and payable may to the extent permitted by law be repaid to the Company, and thereafter the Holder of such Debt Security may look only to the Company for payment thereof. (Section 403)

     In the event of any redemption, the Company shall not be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the selection of the Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing the notice of redemption for such Debt Securities or (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part. (Section 305)

BOOK-ENTRY SYSTEM

     The provisions set forth below in this section headed "Book-Entry System" will apply to the Debt Securities of any series if the Prospectus Supplement relating to such series so indicates.

     The Debt Securities of such series will be represented by one or more global securities (collectively, a "Global Security") registered in the name of a depositary (the "Depositary") or a nominee of the Depositary identified in the Prospectus Supplement relating to such series. Except as set forth below, a Global Security may be transferred, in whole or in part, only to the Depositary or another nominee of the Depositary.

     Upon the issuance of a Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with the Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters, dealers or agents. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of interests in such Global Security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depository (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in such Global Security). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary, or its nominee, is the registered holder and owner of such Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the related Debt Securities for all purposes of such Debt Securities and for all purposes under the Debt Securities Indenture. Except as set forth below or as otherwise provided in the applicable Prospectus Supplement, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered to be the owners or holders of any Debt Securities under the Indenture or such Global Security.

     Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Debt Securities under the applicable Indenture or such Global Security. The Company understands that under existing industry practice, in the event the Company requests any action of holders of Debt Securities or an owner of a beneficial interest in a Global Security desires to take any action that the Depositary, as the holder of such Global Security is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Payment of principal of and premium, if any, and interest, if any, on Debt Securities represented by a Global Security will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of such Global Security.

     The Company expects that the Depositary, upon receipt of any payment of principal, premium, if any, or interest, if any, in respect of a Global Security, will credit immediately participants' accounts with payments in amounts proportionate to the irrespective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary. The Company expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. Neither the Company nor the applicable Trustee nor any agent of the Company or the applicable Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security for any Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in such Global Security owning through such participants.

     Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

     Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities represented by a Global Security will be exchangeable for Debt Securities in definitive form of like tenor as such Global Security in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Security or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act,
(ii) the Company in its discretion at any time determines not to have all of the Debt Securities represented by a Global Security and notifies the applicable Trustee thereof or (iii) an Event of Default has occurred and is continuing with respect to the Debt Securities. Any Debt Security that is exchangeable pursuant to the preceding sentence is exchangeable for Debt Securities issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

EVENTS OF DEFAULT

     Any one of the following events will constitute an Event of Default under the Indentures with respect to Debt Securities of any series (unless such event is specifically inapplicable to a particular series as described in the Prospectus Supplement relating thereto): (a) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (b) failure to pay principal of or any premium on any Debt Security of that series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 60 days after written notice as provided in the Indenture; (e) certain events of bankruptcy, insolvency or reorganization involving the Company; and (f) any other Event of Default provided with respect to Debt Securities of that series. (Section 501) No Event of Default described above with respect to a particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities.

     Subject to the provisions of the Indentures relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indentures at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity. (Sections 507 and 603) Subject to certain provisions, including those requiring security and indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 512)

     The Indenture provides that the Company will deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate, stating as to each signer thereof as to his knowledge of the Company's compliance with all conditions and covenants under the Indenture. (Section 1005)

     If an Event of Default shall occur and be continuing with respect to Debt Securities of any series, either the Trustee or the Holders of at least 25% in aggregate principal amount of all Outstanding Debt Securities of that series may accelerate the maturity of all Debt Securities of that series; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. (Section 502) For information as to waiver of defaults, see "Modifications and Waiver" below.

     No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceedings within 60 days. (Section 507). However, such limitations generally do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal or interest on such Security on or after the respective due dates expressed in such Debt Security. (Section 508)

     The Trustee will, with certain exceptions, give Holders notice of all Events of Defaults known to the Trustee within 90 days after the occurrence thereof. (Section 601)

MODIFICATIONS AND WAIVER

     Modifications and amendments of an Indenture may be made by the Company and the relevant Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on any Debt Security, (b) reduce the principal amount of, rate of interest on or any premium payable upon the redemption of any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (d) change the Place of Payment where, or the Currency in which, principal, premium, if any, or interest on any Debt Security is payable,
(e) adversely affect any right to convert or exchange any Debt Security, (f) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (g) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, or (h) modify any of the provisions set forth in this paragraph except to increase any such percentage or to provide that certain other provisions of the Indenture may not be modified or waived without the consent of the holder of each Outstanding Debt Security affected thereby. (Section 902)

     The Holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of the Holders of all the Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain provisions of the Indenture. (Section
1006) The Holder of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive any past default under the Indenture with respect to Debt Securities of that series, except a default (a) in the payment of principal of, any premium on or any interest on any Debt Security of such series or (b) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected thereby. (Section 513)

     The Indentures provide that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof. (Section 101)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company, without the consent of the Holders of any of the Outstanding Debt Securities under the Indentures, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, any Person which is a corporation, partnership or trust organized and validly existing under the laws of any domestic jurisdiction, or may permit any such Person to consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, provided that any successor Person expressly assumes the Company's obligations on the Debt Securities and under the Indentures, that both immediately before and after giving effect to the transaction, no Event of Default or Default shall have occurred and be continuing, and that certain other conditions are met. (Section 801)

DEFEASANCE AND COVENANT DEFEASANCE

     The Indentures provide that, if such provision is made applicable to the Debt Securities of any series pursuant to the provisions of the Indentures, the Company may elect (i) to defease and be discharged from any and all obligations in respect of such Debt Securities except for certain obligations to register the transfer or exchange of such Debt Securities, to replace temporary, destroyed, stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold monies for payment in trust ("defeasance") or (ii) to be released from its obligations with respect to certain covenants applicable to the Debt Securities of any series ("covenant defeasance"), in either case upon the deposit with the applicable Trustee (or other qualifying trustee), in trust, or money and/or Government Obligations, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on the Debt Securities of such series on the respective Stated Maturities and any mandatory sinking fund payments or analogous payments on the days payable, in accordance with the terms of the relevant Indenture and the Debt Securities of such series. Upon the occurrence of a defeasance, the Company will be deemed to have paid and discharged the entire indebtedness represented by such Debt Securities (except for (i) the rights of Holders of such Debt Securities to receive, solely from the trust funds deposited to defease such Debt Securities, payments in respect of the principal of, premium, if any, and interest, if any, on such Debt Securities when such payments are due and (ii) certain other obligations as provided in the relevant Indenture). (Section 1402) Upon the occurrence of a covenant defeasance, the Company will be released only from its obligations to comply with certain covenants contained in the relevant Indenture relating to such Debt Securities, will continue to be obligated in all other respects under such Debt Securities and will continue to be contingently liable with respect to the payment of principal, interest, if any, and premium, if any, with respect to such Debt Securities. (Section 1403)

     Unless otherwise specified in the applicable Prospectus Supplement, the Company may not effect a defeasance or a covenant defeasance unless, among other things, the Company has delivered to the applicable Trustee an Opinion of Counsel to the effect that the Holders of the Outstanding Debt Securities of such series will not recognize gain or loss for Federal income tax purposes as a result of such deposit, defeasance or covenant defeasance and will be subject to Federal income tax on the same amount, and in the same manner and at the same times as would have been the case if such deposit, defeasance or covenant defeasance had not occurred. Such opinion, in the case of full defeasance (in contrast to a more limited covenant defeasance), must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the Indenture. The Prospectus Supplement relating to a series may further describe the provisions, if any, permitting such defeasance or covenant defeasance with respect to the Debt Securities of a particular series. (Section 1404)

     Subject to satisfying the required opinion and other conditions, the Company may exercise its full defeasance option with respect to any series of Debt Securities notwithstanding its prior exercise of a more limited covenant defeasance option. If the Company exercises its full defeasance option, payment of such Debt Securities may not be accelerated because of a Default or an Event of Default. If the Company exercises a more limited covenant defeasance option, payment of such Debt Securities may not be accelerated by reason of a Default or an Event of Default with respect to the covenants to which such covenant defeasance is applicable. If an acceleration were to occur for other reasons, however, and such Debt Securities were declared due and payable, the amount of money and Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such acceleration. In the event of such an acceleration following a covenant defeasance, however, the Company would remain liable for any such insufficiency.

NOTICES

     Notices to Holders of Registered Securities will be given by mail to the addresses of such Holders as they appear in the Security Register. (Section
106)

REPLACEMENT OF SECURITIES

     Any mutilated Debt Security will be replaced by the Company at the expense of the Holder upon surrender of such Debt Security to the applicable Trustee. Debt Securities that are destroyed, stolen or lost will be replaced by the Company at the expense of the Holder upon delivery to the applicable Trustee of evidence of the destruction, loss or theft thereof satisfactory to the Company and the applicable Trustee. In the case of a destroyed, lost or stolen Debt Security an indemnity satisfactory to the applicable Trustee and the Company may be required at the expense of the Holder of such Debt Security before a replacement Debt Security will be issued. (Section 306)

GOVERNING LAW

     The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 111)

REGARDING THE TRUSTEE

     Each of the Trustees is currently one of the participating lenders for the Company's $1 billion credit facility and provides certain other banking and financial services to the Company in the ordinary course of business and may provide other such services in the future.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 150,000,000 shares of common stock, par value $.10 per share (the "Common Stock"), and up to 5,000,000 shares of preferred stock (the "Preferred Stock") which may be issued in one or more series established by the Board of Directors of the Company from time to time.

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and are not entitled to cumulative voting in the election of directors, which means that the holders of a majority of the shares voting for the election of directors can elect all of the directors then standing for election, if they choose to do so. The holders of shares of Common Stock are entitled to share ratably in such dividends, if any, as may be declared on shares of Common Stock from time to time by the Board of Directors in its discretion from funds legally available therefor. The holders of shares of Common Stock are entitled to share pro rata in distributions to shareholders upon liquidation of the Company, subject to any prior rights of any holders of Preferred Stock issued after the date of this Prospectus and then outstanding (see "Preferred Stock" below).

     The holders of shares of Common Stock have no preemptive or other subscription or conversion rights, and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are fully paid and non-assessable. The Company's Common Stock is listed on the New York Stock Exchange ("NYSE"). Any Common Stock offered hereby will be listed on the NYSE upon official notice of issuance.

PREFERRED STOCK

     Pursuant to the Company's Restated Articles of Incorporation, the Board of Directors of the Company may from time to time authorize the issuance of up to 5,000,000 shares of Preferred Stock in one or more series, having such voting rights, dividend rates and preferences, redemption prices, sinking funds, convertibil-ity provisions, liquidation and certain other preferences, rights and provisions as the Board of Directors of the Company may fix in providing for the issuance of such series.

     Shares of Preferred Stock may be issued for any general corporate purposes, including acquisitions. If and when the Board of Directors should authorize the issuance of any shares of Preferred Stock, dividend requirements and any sinking fund, conversion or redemption provisions of such an issue could decrease the amount of earnings and assets available for distribution to holders of shares of Common Stock.

ANTITAKEOVER PROVISIONS

     The Company's Bylaws adopt certain "fair price" provisions of the Georgia Business Corporation Code. These provisions impose special shareholder or director voting requirements for certain business combinations involving a beneficial owner of 10% or more of the Company's outstanding voting shares, unless a "fair price" test is met. The Company's Bylaws also adopt other provisions of the Georgia Business Corporation Code prohibiting certain business combinations involving a beneficial owner of 10% or more of the Company's voting shares unless either: (1) prior to the date the owner acquired 10% or more of the Company's voting shares, the Board of Directors of the Company approved either the proposed business combination or the acquisition of 10% or more of the Company's voting shares; (2) in the transaction which resulted in acquisition of 10% or more of the Company's voting shares, the shareholder acquired beneficial ownership of at least 90% of the Company's voting shares, excluding shares owned by directors or officers of the Company or their affiliates or associates, any subsidiary of the Company or any employee stock plans of the Company in which the employee participants do not have the right to determine confidentially whether shares held subject to the plan would be tendered in a tender or exchange offer; or (3) the beneficial owner of 10% of the Company's voting shares increases his beneficial ownership to at least 90% of the Company's voting shares and the business combination is approved by the holders of a majority of FFMC voting shares excluding shares owned by the 90% shareholder, any director or officer of FFMC, his affiliates or associates, any subsidiary of FFMC and any employee stock plan of FFMC in which the participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer.

     The authority of the Board of Directors of the Company to issue shares of Preferred Stock and to determine the dividend, conversion, redemption, voting and other provisions of the Preferred Stock could be exercised in a manner that might discourage any attempt by a third party to take over the Company. Also, the Restated Articles of Incorporation of the Company authorize the issuance of a large number of additional shares of Common Stock. The availability of a large number of authorized and unissued shares could be used to resist any effort to take over the Company. For example, the Board of Directors, without shareholder approval, could sell a large block of stock to a friendly holder or implement a rights plan entitling all shareholders (excluding any person or entity that might be accumulating a large, hostile position in the Company's stock) to receive a large distribution of stock designed to dilute the interest of any such hostile shareholder.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities to or through one or more underwriters, and also may sell the Debt Securities directly to one or more other purchasers or through agents. Such underwriters may include Morgan Stanley & Co. Incorporated or a group of underwriters represented by firms including Morgan Stanley & Co. Incorporated. Morgan Stanley & Co. Incorporated may also act as agent.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     The Prospectus Supplement sets forth the terms of the offering of the particular Securities to which such Prospectus Supplement relates, including (i) the name or names of any underwriters or agents with whom the Company has entered into arrangements with respect to the sale of such Securities, (ii) the initial public offering or purchase price of such Securities, (iii) any underwriting discounts, commissions and other items constituting underwriters' compensation from the Company and any other discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers, (iv) any commissions paid to any agents, (v) the net proceeds to the Company and (vi) the securities exchanges, if any, on which such Securities will be listed.

     Unless otherwise set forth in the Prospectus Supplement relating to a particular series of Debt Securities, the obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent and each of the underwriters with respect to such Securities will be obligated to purchase all of the Securities allocated to it if any such Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The Securities may be offered and sold by the Company directly or through agents designated by the Company from time to time. Unless otherwise indicated in the Prospectus Supplement, any such agent or agents will be acting on a best efforts basis for the period of its or their appointment. Any agent participating in the distribution of Securities may be deemed to be an "underwriter," as that term is defined in the Securities Act, of the Securities so offered and sold. The Securities also may be sold at the applicable price to the public set forth in the Prospectus Supplement relating to particular Securities to dealers who later resell such Securities to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

     Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the Prospectus Supplement relating to particular Securities, the Company will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase Securities of such series from the Company pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

                                 LEGAL MATTERS

     Unless otherwise indicated in the applicable Prospectus Supplement, the validity of the Securities offered hereby will be passed upon for the Company by Sutherland, Asbill & Brennan, Atlanta, Georgia, and for any underwriters or agents by Shearman & Sterling, New York, New York. George L. Cohen, a partner in Sutherland, Asbill & Brennan, is a director of the Company. Attorneys at Sutherland, Asbill & Brennan participating in matters related to the offering
beneficially owned   shares of the Company's Common Stock as of             ,
1994.

                                    EXPERTS

     The financial statements and related financial statement schedules of the Company incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm, given upon their authority as experts in accounting and auditing.

     The financial statements of Western Union Financial Services, Inc. incorporated in this Prospectus by reference to the Company's Form 8-K dated November 4, 1994 have been so incorporated in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Expenses in connection with the issuance and distribution of the securities being registered hereby are estimated below, all of which will be paid by the Registrant.

    SEC Registration Fee......................................................  $344,830
    Legal Fees and Expenses...................................................         *
    Printing and Engraving....................................................         *
    Accounting Fees and Expenses..............................................         *
    Blue Sky Fees and Expenses................................................         *
    Trustees' Fees and Expenses...............................................         *
    Rating Agency Fees........................................................         *
    Miscellaneous Expenses....................................................         *
                                                                                --------
              Total...........................................................  $
                                                                                ========

- ---------------
* To be supplied by amendment

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Georgia Business Corporation Code

     Section 14-2-851 of the Georgia Business Corporation Code (the "GBCC") authorizes a Georgia corporation to indemnify a director against loss or expense if it is determined that the director acted in a manner he believed in good faith to be in or not opposed to the best interests of the corporation and, in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, except that in proceedings to obtain a judgment in favor of the corporation, indemnification would be limited to reasonable expenses incurred in connection with the proceeding, and, in the case of adjudicated liability, only if the director did not derive an improper personal benefit.

     This indemnification under the GBCC may be made by a Georgia corporation only upon (1) a determination by the majority vote of a quorum of non-party directors or if such a quorum cannot be obtained, by majority vote of a committee consisting of two or more non-party directors, by special legal counsel, or by the affirmative vote of shareholders excluding shares owned or the voting of which is controlled by directors who are parties to the proceeding, that indemnification is proper because the statutory standard of conduct has been met and (2) authorization by majority vote of a quorum of non-party directors or a special committee consisting of two or more non-party directors, or if such a quorum or committee cannot be obtained, by majority vote of the full board of directors, or by the shareholders as described above.

     Section 14-2-852 of the GBCC also provides for the mandatory indemnification of a director to the extent the director has been successful (whether or not on the merits) in the defense of any proceeding to which he was a party, unless provided otherwise by the articles of incorporation. In addition, section 14-2-854 of the GBCC authorizes indemnification of a director by court order if the court determines that the director is entitled to mandatory indemnification or is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the statutory standard of conduct, or was adjudged liable to the corporation or improperly derived a personal benefit, but in that event court-ordered indemnification is limited to reasonable expenses incurred in connection with the proceeding. Furthermore, section 14-2-856 of the GBCC permits broader indemnification, including indemnification against liability to the corporation, if authorized by the articles of incorporation or by a bylaw, resolution or contract authorized by majority vote of the shareholders entitled to vote thereon; however, such indemnification may not be provided to a director against liability for appropriation of a business opportunity of the corporation in violation of the director's duties, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, authorization of any dividend, redemption or distribution of assets in violation of the GBCC, or any transaction from which the director derived an improper personal benefit.

     Section 14-2-857 of the GBCC permits a Georgia corporation to indemnify an officer, employee or agent who is not a director to the extent not inconsistent with public policy. An officer who is not a director is also entitled to the mandatory indemnification and court-ordered indemnification available to a director.

     The GBCC provides that a Georgia corporation has the power to purchase and maintain insurance on behalf of any director, officer, employee or agent of the corporation, or one serving as such for another entity or enterprise at the request of the corporation against liability whether or not the corporation would have the power to indemnify him against such liability under the GBCC.

  Bylaws

     Article Seven of the Registrant's Bylaws implements the power granted by the 1989 revision of the GBCC regarding indemnification of directors and officers. Under Article Seven, the Registrant is required to indemnify each person who is or was a director or officer of the Registrant (including the heirs, executors, administrators or estate of such person) or is or was serving at the request of the Registrant as a director, officer, partner, trustee or employee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise who is made a party to a proceeding because he is or was a director or officer of the Registrant or was serving any such other entity at the Registrant's request against liability incurred in the proceeding if he acted in a manner he believed in good faith to be in or not opposed to the best interests of the Registrant and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Indemnification required by Article Seven also covers reasonable expenses of any such proceeding, including payment or reimbursement of such expenses in advance of final disposition of the proceeding, if the person affirms in writing his good faith belief that he is entitled to such indemnification and agrees to repay any advances if it is ultimately determined that he is not entitled to such indemnification.

     Unless ordered by a court based on a determination that the person is entitled to such indemnification because he was successful on the merits or otherwise in defending against a claim or a determination that he is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, indemnification is required under Article Seven only if there is a determination pursuant to Section 14-2-855 of the GBCC that the person to be indemnified has met the standard of conduct required for indemnification and the determination is made by: (1) a majority vote of a quorum of directors not parties to the proceeding or, in the absence of such quorum, by a majority vote of a committee of two or more directors not parties to the proceeding; (2) special legal counsel; or (3) the shareholders (excluding the votes of shares owned by or voted under the control of directors who are parties to the proceeding).

     As expressly authorized by Section 14-2-856 of the GBCC, the Board of Directors approved and submitted to the Registrant's shareholders, who also approved at their May 2, 1990 annual meeting, the addition of a new Section 7.2 of the Bylaws. Section 7.2 grants to directors and officers of the Registrant and its subsidiaries additional rights to indemnification with respect to proceedings brought by the Registrant or shareholders' derivative actions brought on its behalf, except where the person is adjudged liable to the Registrant or is subjected to injunctive relief in its favor for any of the following: (1) appropriation of any business opportunity of the Registrant; (2) intentional misconduct or knowing violations of law; (3) unlawful distributions; or (4) any transaction from which he received an improper personal benefit.

     Section 7.2 also requires advances or reimbursements of expenses of the director or officer in connection with any such proceeding if he affirms his good faith belief that his conduct does not fall within the enumerated exceptions to such indemnification and he agrees to repay any expense advances or reimbursements if it is ultimately determined that he is not entitled to indemnification under Section 7.2. Any indemnification under Section 7.2 (other than advances or reimbursements of expenses) shall be made only if there has been a determination that the director or officer is entitled to such indemnification under Section 7.2 of the Bylaws and Section 14-2-856 of the GBCC and such determination is made by: (1) a majority vote of a quorum of directors not parties to the proceeding or, in the absence of such quorum, a majority vote of a committee of two or more directors not parties to the proceeding; (2) special legal counsel; or (3) the shareholders (excluding the votes owned by or voted under the control of directors who are parties to the proceeding).

     Article VIII of the Registrant's Restated Articles of Incorporation, adopted by its shareholders in 1987, exculpates directors of the Registrant as to personal liabilities to the Registrant or its shareholders for monetary damages for breaches of the director's duties, with the same enumerated exceptions as applicable to indemnification under the newly adopted Section 7.2. Accordingly, Section 7.2 as to the Registrant's directors coordinates the indemnification rights with the liability exculpation exceptions under the Registrant's Restated Articles of Incorporation. Indemnification authorized by
Section 7.2, however, also extends to liabilities incurred by the Registrant's officers and by persons serving, at the Registrant's request, in various capacities with other entities, such as the Registrant's subsidiaries, subject to the exceptions and conditions set forth in Section 7.2.

  Underwriting Agreements

     The Underwriting Agreements provide for the underwriters to indemnify the officers, directors and controlling persons (as that term is defined in section 15 of the Securities Act of 1933) of the Registrant against certain losses, claims, damages, liabilities or expenses arising out of alleged material misstatements or omissions in the Registration Statement or Prospectus made in reliance upon or in conformity with written information furnished by or on behalf of the underwriters to the Registrant for use in the Registration Statement or Prospectus.

  Insurance Policies

     The Registrant currently maintains an insurance policy providing reimbursement of indemnification payments to officers and directors of the Registrant and its subsidiaries and reimbursement of certain liabilities incurred by directors and officers of the Registrant and its subsidiaries in their capacities as such, to the extent that they are not indemnified by the Registrant.

ITEM 16.  EXHIBITS

  1.1 --   Form of Underwriting Agreement*
  4.1 --   Form of Indenture, dated as of             , 1994, between the Company and The Chase
              Manhattan Bank (National Association), as Trustee.
  4.2 --   Form of Indenture, dated as of             , 1994, between the Company and
              NationsBank of Georgia, National Association, as Trustee.
  4.3 --   See Articles V, VI and VIII of the Registrant's Restated Articles of Incorporation
              (filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the
              quarter ended March 31, 1994 and incorporated herein by reference), and Articles
              1, 2, 5 and 9 of the Registrant's Bylaws, as amended (filed as an exhibit to the
              Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30,
              1993 and incorporated herein by reference).
  5.1 --   Form of opinion of Sutherland, Asbill & Brennan as to validity of securities being registered.*
 12.1 --   Statement of Computation of Ratio of Earnings to Fixed Charges.
 23.1 --   Consent of Deloitte & Touche LLP.
 23.2 --   Consent of Price Waterhouse LLP.
 23.3 --   Consent of Sutherland, Asbill & Brennan will be contained within Opinion of Counsel filed as Exhibit 5.1.*
 25.1 --   Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of
              1939 of The Chase Manhattan Bank (National Association).

 25.2 --   Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of
              1939 of NationsBank of Georgia, National Association.

- ---------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     1. The undersigned Registrant hereby undertakes:

          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act");

             (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration State;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange of 1934 (the "Exchange Act") that are incorporated by reference in this Registration Statement.

          (b) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     2. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     4. "The undersigned Registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof."

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Atlanta, State of Georgia on November 4, 1994.

                                          FIRST FINANCIAL MANAGEMENT CORPORATION

                                          By:     /s/  PATRICK H. THOMAS
                                              --------------------------------
                                                     Patrick H. Thomas
                                              Chairman of the Board, President
                                                and Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Patrick H. Thomas and M. Tarlton Pittard, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                               TITLE                     DATE
- ---------------------------------------------  ----------------------------  ------------------
               /s/  PATRICK H. THOMAS          Chairman of the Board,         November 4, 1994
- ---------------------------------------------    President and Chief
              Patrick H. Thomas                  Executive Officer

              /s/  M. TARLTON PITTARD          Senior Executive Vice          November 4, 1994
- ---------------------------------------------    President, Treasurer,
             M. Tarlton Pittard                  Chief Financial Officer
                                                 and Director

                /s/  RICHARD MACCHIA           Executive Vice President,      November 4, 1994
- ---------------------------------------------    Finance and Principal
               Richard Macchia                   Accounting Officer

                /s/  GEORGE L. COHEN           Director                       November 4, 1994
- ---------------------------------------------
               George L. Cohen

              /s/  ROBERT E. COLEMAN           Director                       November 4, 1994
- ---------------------------------------------
              Robert E. Coleman

               /s/  JACK R. KELLY, JR.         Director                       November 4, 1994
- ---------------------------------------------
             Jack R. Kelly, Jr.

                  SIGNATURE                               TITLE                     DATE
- ---------------------------------------------  ----------------------------  ------------------
                 /s/  HENRY A. LESLIE          Director                       November 4, 1994
- ---------------------------------------------
               Henry L. Leslie

              /s/  CHARLES B. PRESLEY          Director                       November 4, 1994
- ---------------------------------------------
             Charles B. Presley

              /s/  VIRGIL R. WILLIAMS          Director                       November 4, 1994
- ---------------------------------------------
             Virgil R. Williams

                               INDEX TO EXHIBITS

                                                                                           SEQUENTIAL
                                                                                              PAGE
  EXHIBIT NO.                                    DESCRIPTION                                 NUMBER
  -----------       ---------------------------------------------------------------------  ----------
  1.1            -- Form of Underwriting Agreement*
  4.1            -- Form of Indenture, dated as of             , 1994, between the
                    Company and The Chase Manhattan Bank (National Association), as
                    Trustee.
  4.2            -- Form of Indenture, dated as of             , 1994, between the
                    Company and NationsBank of Georgia, National Association, as Trustee.
  4.3            -- See Articles V, VI and VIII of the Registrant's Restated Articles of
                    Incorporation (filed as an exhibit to the Registrant's Quarterly
                    Report on Form 10-Q for the quarter ended March 31, 1994 and incorporated herein by reference), and Articles 1, 2, 5 and 9 of the
                    Registrant's Bylaws, as amended (filed as an exhibit to the
                    Registrant's Quarterly Report on Form 10-Q for the quarter ended
                    September 30, 1993 and incorporated herein by reference).
  5.1            -- Form of opinion of Sutherland, Asbill & Brennan as to validity of securities being registered.*
  12.1           -- Statement of Computation of Ratio of Earnings to Fixed Charges.
  23.1           -- Consent of Deloitte & Touche LLP.
  23.2           -- Consent of Price Waterhouse LLP.
  23.3           -- Consent of Sutherland, Asbill & Brennan will be contained within
                    Opinion of Counsel filed as Exhibit 5.1.*
  25.1           -- Form T-1 Statement of Eligibility and Qualification under the Trust
                    Indenture Act of 1939 of The Chase Manhattan Bank (National
                    Association).
  25.2           -- Form T-1 Statement of Eligibility and Qualification under the Trust
                    Indenture Act of 1939 of NationsBank of Georgia, National
                    Association.

- ---------------

* To be filed by amendment.